SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3
Overseas Regulatory Announcement on Possible Implementation of Stock Option Incentive Plan	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: August 18, 2014	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

INSIDE INFORMATION

Possible Implementation of Stock Option Incentive Plan

This announcement is made by Sinopec Shanghai Petrochemical Company Limited (the “Company”) pursuant to the Inside Information Provisions (as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) (the “Listing Rules”) under Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and Rule 13.09 of the Listing Rules.

Reference is made to the Company’s announcement of “Possible Issue of Shares through Capitalisation of Capital Fund” issued on 7 June 2013, the announcement of “Possible Issue of Shares through Capitalisation of Capital Fund and Possible Implementation of Stock Option Incentive Plan” issued on 20 June 2013 and the announcement of “Optimised A-share Reform Proposal” issued on 28 August 2013.

To fulfil its undertaking under the A-share Reform of the Company, the Company’s controlling shareholder, China Petroleum & Chemical Corporation (“Sinopec Corp”) has requested the Board of the Company (the “Board”) to propose a stock option incentive scheme (the “Scheme”) that complies with the relevant rules of State-owned Assets Supervision and Administration Commission of the State Council (the “SASAC”) and the China Securities Regulatory Commission (the “CSRC”).

The exercise price for the first batch of the stock options to be granted under the draft Scheme shall not be lower than RMB4.20 per share. As the Company has made a distribution of cash dividends for the year of 2013 in July 2014, a distribution of cash dividends for the first half of 2013 and has implemented the proposal on the capitalisation of capital fund and surplus reserve fund in December 2013, the minimum exercise price for the first batch of the stock options to be granted under the draft Scheme is adjusted to RMB4.20 per share from RMB6.43 per share (being the closing price of the Company’s A shares on 30 May 2013, the last trading day of the Company’s A shares before the announcement of the A-share Reform proposal) as announced on 20 June 2013. Such minimum exercise price will be subject to adjustment if there is exclusion of rights and dividends after the announcement of the draft Scheme and during the effective term of the stock options under the Scheme.

The Board has considered the draft Scheme at the Board meeting held on 15 August 2014 and has approved the draft Scheme to be submitted for review and approval by SASAC, CSRC and shareholders of the Company, subject to compliance with the relevant policies of the SASAC and the CSRC.

The draft Scheme is subject to further amendments upon request from SASAC and/or CSRC. The implementation of the Scheme is also conditional on certain conditions, among others, (i) the approval of the Scheme by the shareholders at a shareholders’ meeting of the Company, and at the class meetings of the A shareholders and of the H shareholders of the Company, respectively (depending on the particulars of the Scheme); and (ii) the approval of the Scheme by the shareholders at a shareholders’ meeting of the Sinopec Group.

Details of the Scheme and the proposal for granting the first batch of the stock options under the Scheme will be disclosed in the circular to be dispatched to the shareholders before the relevant shareholders meeting and class meeting of the A shareholders and of the H shareholders.

Therefore, there is uncertainty on the proceeding of the Scheme. Shareholders of the Company and investors are reminded to exercise caution when dealing in shares of the Company.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 17 August 2014

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin, and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

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